UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

96328L106 (CUSIP Number)

Kenneth H. Dichter

Wheels Up Experience Inc.

601 West 26th Street

New York, NY 10001

(212) 257-5252

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L106	13D	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth H. Dichter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,401,619 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 19,401,619 (1)
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,401,619 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 10,388,599 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Wheels Up Experience Inc., a Delaware corporation (the “Issuer”) and 9,013,020 shares of Class A common stock representing shares issuable upon the exchange of WUP Profits Interests (as defined below) which will be exchangeable within 60 days of January 27, 2023 for shares of Common Stock. The actual number of shares of Common Stock received upon exchange of such WUP Profits Interests will depend on the trading price of Common Stock at the time of such exchange. Mr. Dichter’s reported beneficial ownership does not include the following shares of Common Stock (i) up to 1,600,000 shares of Common Stock that may be issued upon settlement of restricted stock units (“RSUs”) that were issued pursuant to the Issuer’s 2021 Long-Term Incentive Plan (the “2021 LTIP”) and which contain a service-based vesting condition; (ii) up to 380,000 shares of Common Stock that may be issued upon settlement of performance-based RSUs (“PSUs”) that were issued pursuant to the 2021 LTIP and which contain performance-based vesting conditions; (iii) up to 1,615,000 shares of Common Stock that may be issued upon settlement of PSUs that were issued pursuant to the 2021 LTIP and which contain market-based vesting conditions; and (iv) shares of Common Stock or shares of Common Stock underlying WUP Profits Interests held by members of his family as to which Mr. Dichter disclaims beneficial ownership. “WUP Profits Interests” means those certain membership interests in the form of “profits interests” in Wheels Up MIP LLC, a single-purpose entity formed for the purpose of administering and effectuating the Wheels Up Partners Holdings LLC Equity Incentive Plan in 2015.

(2) The beneficial ownership of Common Stock is based on 247,502,983 shares of Common Stock issued and outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2022, plus 9,013,020 shares of Common Stock representing shares issuable upon the exchange of WUP Profits Interests held by Mr. Dichter.

CUSIP No. 96328L106	13D	Page 3 of 5

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Wheels Up Experience Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 601 West 26th Street, New York, NY 10001.

This Statement updates and supplements the prior statement on Schedule 13D filed by Kenneth H. Dichter (“Mr. Dichter” or the “Reporting Person”) with the SEC on July 15, 2021 (as amended, the “Schedule 13D”).

Item 2. Identity and Background.

(a)-(c) This Schedule 13D is filed on behalf of Mr. Dichter. Mr. Dichter’s principal occupation is serving as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer (the “Board”). Mr. Dichter’s principal business address is 601 West 26th Street, New York, NY 10001.

(d)-(e) During the last five years, Mr. Dichter has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Dichter is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

In addition to shares of Common Stock that Mr. Dichter received upon the consummation of the transactions (the “Business Combination”) set forth in that certain Agreement and Plan of Merger, dated as of February 1, 2021, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 6, 2021 (the “Merger Agreement”), by and among Aspirational Consumer Lifestyle Corp. (“Aspirational”, and following the consummation of the Business Combination, the Issuer), a Cayman Islands exempted company, Wheels Up Partners Holdings LLC, a Delaware limited liability company (“WUP”), KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), Mr. Dichter also purchased 247,673 shares of Common Stock on December 14, 2022 for an aggregate purchase price of $284,173.96 and 152,327 shares of Common Stock on December 15, 2022 for an aggregate purchase price of $171,411.48. Such purchases were effected through open market transactions on the New York Stock Exchange (“NYSE”) and purchased for cash. The purchase price does not represent funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares of Common Stock.

Item 4. Purpose of Transaction.

This Statement is filed on behalf of Mr. Dichter to update the beneficial ownership information from that reported in the Schedule 13D.

Mr. Dichter, in his capacity as Chief Executive Officer of the Issuer and as the Chairman of the Board, may have influence over the corporate activities of the Issuer. Subject to the Issuer’s Insider Trading Policy, Mr. Dichter may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Mr. Dichter reviews his investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of Mr. Dichter under the federal securities laws and the Issuer’s policies applicable to its executive officers and directors, determine to increase or decrease his ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate. From time to time, Mr. Dichter has disposed of certain shares to third parties by gift and forfeited shares of Issuer Common Stock to the Issuer as payment of tax liability arising as a result of vesting of certain restricted stock or other equity securities, has purchased shares of the Issuer’s Common Stock in the open market, and the Reporting Person may engage in such transactions or other transactions in the future. The review of his investments in the Issuer by the Reporting Person will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Person regarding his investments in the Issuer. At the time of filing this Statement, the Reporting Person has no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

CUSIP No. 96328L106	13D	Page 4 of 5

Mr. Dichter, in his capacity as Chief Executive Officer of the Issuer and as the Chairman of the Board, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, Mr. Dichter does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, Mr. Dichter, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the Common Stock beneficially owned by Mr. Dichter and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 247,502,983 shares of the Common Stock issued and outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the SEC on November 9, 2022, plus 9,013,020 shares of Common Stock representing shares issuable upon the exchange of WUP Profits Interests held by Mr. Dichter.

(c) Except as set forth in Exhibit 99.1 to this Statement, Mr. Dichter has not effected any transactions in Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.1	Transactions involving shares of Common Stock of the Issuer during the past 60 days.

CUSIP No. 96328L106	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kenneth H. Dichter
Kenneth H. Dichter

February 2, 2023
Insert Date